TELE NORTE CELULAR PARTICIPACOES S.A. REPORTS
                           FIRST QUARTER 2003 RESULTS

          - EBITDA margin of 26.9% of service revenues for the quarter
           - Bad debt at 2.4% of net service revenues for the quarter



Brasilia, April 28, 2003 - Tele Norte Celular Participacoes S.A. (BOVESPA: TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding company of the providers of cellular telecommunications services in the States of Amapa, Amazonas, Maranhao, Para and Roraima in Brazil, today announced its first quarter 2003 results. The Company's client base totaled 946,765 for the quarter. EBITDA reached R$28.3 million in 1Q03, representing 26.9% of service revenues.



Operating Highlights:

4.4% year-over-year       The Company's customer base reached
customer base growth      946,765 during the first quarter of 2003. Net
                          additions amounted to 5,807 for the quarter, representing a slight increase of 0.6% in the client base quarter-over-quarter.

                          For the first quarter of 2003, prepaid net additions were 6,437, bringing the total prepaid base to 692,492 clients or 73% of the total customer base. The postpaid base decreased by 630 customers, ending the quarter with 254,273 customers or 27% of the total base.

----------------------------------------------------
                        Client Base

                       Clients (000)
----------------------------------------------------

                1Q02    2Q02    3Q02    4Q02    1Q03
----------------------------------------------------
Total           907     908     911     941     947
----------------------------------------------------
Prepaid         631     654     669     686     692
----------------------------------------------------
Postpaid        276     254     241     255     254

Churn rates               For the first quarter of 2003, the blended
                          annualized churn rate was 30% compared to the 28% reported in the previous quarter. The postpaid annualized churn rate decreased to 30% from 32% in the 4Q02. The prepaid annualized churn rate for the quarter was 30%, compared to the 26% registered in the previous quarter.


                                                      First Quarter 2003 Results
                                                                               1

-------------------------------------------------------------------------------
                               Churn (Annualized)
-------------------------------------------------------------------------------

                            1Q02   2Q02   3Q02   4Q02   1Q03

                              31%   35%    33%    28%    30%



Net revenues of R$116.2   Net service revenues totaled R$105.0 million for the
million for the quarter   quarter, an increase of 6% million for the quarter
                          year-over-year, and 2% higher when compared to the previous quarter. Net equipment revenues totaled
                          R$11.2 million, a reduction of 34% over the previous quarter. This decrease was already expected due to weaker sales associated with seasonal factors during the first quarter. As a result, total net revenues were R$116.2 million for the quarter, 3% lower when compared with the previous quarter.

                          For the 1Q03, handset subsidies for client acquisition were R$3.0 million or R$38 per gross addition, slightly lower than the R$40 registered during 2002.

Cost of services of
R$32.3 million for
the 1Q03 Cost of services for the 1Q03 totaled R$32.3 million, 4% higher than the when compared with the previous quarter. This difference is attributed to the one-time reversal related to a discount earned in the negotiation of leased line contracts recorded in the last quarter of 2002. Excluding this non-recurring event, cost of services would have been in line with the previous quarter.

                          Selling and marketing expenses for the quarter totaled R$18.4 million, down 23% quarter-over-quarter, as a result of lower gross additions in the quarter mainly due to seasonal factors.

                          Customer acquisition cost for the first quarter of 2003 decreased to R$151 from the R$231 reported in the 4Q02. This can be primarily attributed to the lower sales efforts during the first quarter as a result of the seasonal factors mentioned above and the higher percentage of prepaid customers added during the same period.

                          Retention costs for the 1Q03 represented 7.8% of net service revenues, slightly above the 6.8% registered during the previous quarter.

                          G&A expenses totaled R$20.5 million during the first quarter. G&A expenses were impacted by a non-recurring event related to the Company's decision to enter into a mutual release agreement in order to eliminate all risks stemming from several pending disputes with Telesystem International Wireless (TIW). Disbursements incurred under this agreement impacted the Company's G&A by R$11.0 million. The release includes settlement of disputes arising out of TIW's claim to collect amounts allegedly disbursed in the name and for the account of the Company. Excluding this non-recurring payment, total G&A expenses would have been 9.0% of net service sales versus the 12.0% reported for the same period of the previous year.

Bad debt at low levels    Bad debt remained at low levels, representing 2.4% of
                          net service revenues when compared to the 0.4% registered in the previous quarter but significantly lower than the 5.9% recorded in the same quarter in 2002. When calculated against total net revenues, bad debt reached 2.2% during 1Q03.

                                                      First Quarter 2003 Results
                                                                               2

--------------------------------------------------------------------------------
                                    Bad Debt
--------------------------------------------------------------------------------
                                           1Q02    2Q02    3Q02    4Q02    1Q03
--------------------------------------------------------------------------------
[ ]% of net service revenues               5.9%    3.3%    2.1%    0.4%    2.4%
--------------------------------------------------------------------------------
[ ]% of total net service revenues         5.2%    3.1%    1.8%    0.4%    2.2%



Blended ARPU at R$35 for
the quarter               Postpaid MOU (minutes of use) for 1Q03 totaled 203,
                          representing a 15% decrease when compared to the 238 registered in the previous quarter. This decrease is mainly associated with seasonality and to fewer business days during the quarter. The reduction in usage was partially offset by the increase in tariffs for outgoing and incoming calls during the quarter, with postpaid ARPU (average revenue per user) decreasing slightly to R$81 in the 1Q03 compared to the R$83 registered in the 4Q02.

                          Prepaid MOU decreased as well to 53 from 61 due to the same reasons already mentioned above. The decrease in usage was offset by the increase in tariff for outgoing and incoming calls. As a result, prepaid ARPU remained stable at R$19 in the 1Q03.

                          Blended ARPU has remained fairly stable at R$35 compared to the R$36 registered in the 4Q02.

--------------------------------------------------------------------------------
                                      ARPU
--------------------------------------------------------------------------------

                                           1Q02    2Q02    3Q02    4Q02    1Q03
--------------------------------------------------------------------------------
Postpaid                                    76      80      87      83      81
--------------------------------------------------------------------------------
Prepaid                                     16      16      18      19      19
--------------------------------------------------------------------------------
Blended                                     35      35      37      36      35


Market share estimated
at 52% Market share was estimated at 52% compared to the 56% registered in the previous quarter. Gross sales share for 1Q03 was an estimated 31%.

EBITDA margin of 26.9% of
service revenues for the
quarter EBITDA and EBITDA margin (excluding handsets) for the first quarter of 2003 reached R$28.3 million and 26.9%, respectively, compared to the R$41.4 million and 40.1% registered in the previous quarter. It should be noted that the previous quarter EBITDA was positively impacted by the reversal of a contingency related to VAT tax in the net amount of R$14 million and that the 1Q03 was negatively impacted by non-recurring G&A expenses in the amount of R$11.0 million. Excluding these aforementioned non-recurring events, EBITDA and EBITDA margin would have reached R$39.3 million and 37.4%, for the 1Q03 and R$27.4 million and 26.6%, for the 4Q02.

                                                      First Quarter 2003 Results
                                                                               3

 R$ millions                       4Q02           1Q03
 --------------------------------------------------------------------

 EBITDA                            41.4            28.3
 EBITDA Margin                    40.1%            26.9%
 Non-recurring event            (14 .0)            11.0
 Adjusted EBITDA                  27.4             39.3
 Adjusted EBITDA Margin          26.6%             37.4%

--------------------------------------------------------------------------------
                                     EBITDA
                                  R$ millions
--------------------------------------------------------------------------------
                                           1Q02    2Q02    3Q02    4Q02    1Q03
--------------------------------------------------------------------------------
EBITDA Margin                             30.7%    30.5%   31.8%   40.1%   26.9%
--------------------------------------------------------------------------------
EBITDA                                    30.4     29.7    33.2    41.4    28.3
--------------------------------------------------------------------------------

Depreciation and
amortization              For the 1Q03, depreciation and amortization reached
                          R$27.4 million, a slight increase of R$0.6 million when compared to the previous quarter. Depreciation have been higher since the third quarter of 2002 due to the acceleration of the depreciation rate of the billing system that is expected to be replaced by the 3Q03.

Net financial income of
R$3 million for the year                                R$ millions
--------------------------------------------------------------------------------
                                        4Q02                    1Q03

Interest Expense (a)                    (10.4)                 (18.3)
Interest Income (b)                     (28.5)                   5.7
Foreign Exchange Gain (Loss) (c)         33.6                   15.7
Net Financial Income (Expense)           (5.3)                   3.1

Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange loss: almost exclusively reflects currency devaluation changes on debt principal and interest payable.

--------------------------------------------------------------------------------
                  Detailed Financial Income/Expense Information
                                 (net of taxes*)

                                                                   R$ millions
                                                                ----------------
                                                                4Q02    1Q03

Expense related to debt denominated in foreign currency         26.5    9.7
Gain (loss) on hedge operations                                (32.4)  (7.4)
   Sub-total                                                    (5.9)  (2.3)
Expense related to debt denominated in Reais                    (3.2)  (3.1)
Financial expense (debt related)                                (9.2)  (0.8)
Net financial expense (not related to debt)**                    0.4    0.8
   Sub-total                                                    (8.7)  (0.0)
Interest income - cash investing activities                      3.5    3.1
Net Financial Income (Expense)                                  (5.3)   3.1

* Net of PIS/COFINS on interest income.
** Net financial expense not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF.

Net debt of R$301.4
million As of March 31, 2003, the Company's indebtedness was partially offset by cash and cash equivalents (R$44.2 million) and accounts receivable from hedging operations (R$36.9 million), resulting in net debt of R$301.4 million. Total debt was R$382.6 million, with 77% denominated in foreign currencies (62% denominated in US Dollars and 15% denominated in a currency basket index from the BNDES). From total debt denominated in foreign currency, 94% was hedged.

                                                      First Quarter 2003 Results

Net profit of R$1.9
million for the quarter   Net profit for the 1Q03 totaled R$1.9 million, or
                          R$0.290 per ADS (R$0.006 per thousand shares).

Investments totaled
R$4.9 million for the
quarter During the first quarter of 2003, Amazonia Celular's capital expenditures were R$4.9 million. It should be noted that reduced capital expenditures has not impacted the Company's ability to provide quality service or support traffic demand.

CAPEX breakdown           CAPEX (R$ millions)  1Q02  2Q02  3Q02  4Q02  1Q03
                          Network               3.6   5.5   5.9   6.8   0.5
                          IS/IT                 0.3   5.0  10.0   3.9   4.0
                          Others                0.2   1.0   0.7   0.7   0.4
                          TOTAL                 4.1  11.5  16.6  11.4   4.9

Free cash flow            Free cash flow for the quarter was a negative R$6.7
                          million.

Debt payment schedule     Year           R$ millions            % denominated in
                                                                foreign currency
                          2003            172.2                        86%
                          2004            114.7                        73%
                          2005             93.8                        67%
                          2006 and beyond   1.9                       100%

Financial ratios          Ratios                 1Q02  2Q02  3Q02  4Q02  1Q03
                          Net Debt/EBITDA (1) =  2.11  2.25  2.29  2.20  2.28
                          Net Debt/Total
                              Assets          =   35%   37%   36%   37%   40%
                          Interest Coverage
                            Ratio (1)  =          3.3   3.4   3.7   3.6    3.3
                          Current Liquidity
                            Ratio =               1.4   1.3   0.9   0.7    0.7
                          (1) Last twelve months

New Relationship
Program In the beginning of the 2Q03, Amazonia Celular introduced a new relationship program to replace its loyalty program. The new program focuses on enhancing client relationships, by rewarding high-usage clients or those who have been with the Company for long time, through several means such as free minutes, accessories or discounts on handsets, among others. Under the brand of "Voce" ("You"), the program is available to the entire customer base and incorporates all the benefits of the previous loyalty program. With the implementation of this program, the Company expects to reduce churn rates by year-end.

                          Old Loyalty Program          New Relationship Program
                           Focus on retention            Focus on relationship
                           Available to part of the
                            client base                 Available to all clients
                          Non-integrated actions        Integrated actions
                          Low visibility                High visibility


Brasil Celular
Consortium                The analysis of establishing technical, operational
                          and commercial cooperation between the companies involved in the Brasil Celular Consortium is currently been evaluated and progress is being made about the benefits of forming this Consortium.

Changes in the Shareholder
Structures of the
Controlling Shareholder   As of March 26, 2003, the shareholder structure of the
                          controlling shareholder of the company, Telpart
                          Participacoes S.A. ("Telpart") changed. Highlake
                          International Business Company Ltd., which is indirectly controlled by investment and mutual funds managed by Opportunity, acquired TPSA do Brasil's
                          (previously

                                                     First Quarter 2003 Results
                                                                               5
                          named TIW do Brasil Ltda.) total share ownership in Telpart.

Outlook For the second quarter of 2003, Amazonia Celular expects to maintain gross sales share at approximately 30-35%. The Company expects higher growth in the client base due to Mothers' Day and Valentine's day sales campaigns. Net additions are expected to come primarily from prepaid customers. ARPUs should increase slightly for both postpaid and prepaid users. Bad debt level, as a percentage of net service revenues, is expected to be approximately 2.0% to 3.0% for the second quarter of the year.

                          Amazonia Celular expects mobile penetration, within the Company's concession area, to increase to 13% by year-end from the current level of 11%.

                          Excluding an eventual technological transition, total capital expenditures for the year are expected to reach R$50 million.






                     Additional information can be found at:

                       http://www.telenorteholding.com.br



This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

                                                      First Quarter 2003 Results

                                OPERATIONAL DATA

                                             -------------------------------------------------------------------------------
                                                                   2002                             2003        Var. %
                                             -------------------------------------------------------------------------------
                                             1st Quarter  2nd Quarter 3rd Quarter  4th Quarter   1st Quarter   (1Q03/4Q02)
 Licensed Pops (in millions)                        15.4         15.8        15.8         15.8         15.8          0.0%
---------------------------------------------------------------------------------------------------------------------------
 Clients                                         906,982      907,728     910,574      940,958      946,765          0.6%
   Postpaid                                      275,838      253,810     241,081      254,903      254,273         -0.2%
   Prepaid                                       631,144      653,918     669,493      686,055      692,492          0.9%
---------------------------------------------------------------------------------------------------------------------------
 MOU Incoming
   Postpaid                                           99          100         104           91           77        -15.5%
   Prepaid                                            47           44          48           50           44        -11.8%
 MOU Outgoing
   Postpaid                                          116          125         145          147          126        -14.5%
   Prepaid                                             9            9          11           11            9        -18.7%
---------------------------------------------------------------------------------------------------------------------------
 Total Outgoing Traffic (Million of Minutes)       116.7        115.9       128.4        129.7        114.4        -11.8%
 Total Incoming Traffic (Million of Minutes)       174.6        163.6       171.8        168.1        150.2        -10.6%
---------------------------------------------------------------------------------------------------------------------------
 Average Revenue per User - ARPU (R$)                 35           35          37           36           35         -1.1%
   Postpaid                                           76           80          87           83           81         -2.6%
   Prepaid                                            16           16          18           19           19         -0.7%
---------------------------------------------------------------------------------------------------------------------------
 Service Revenues (R$ millions)
   Monthly Fee                                    19,156       17,955      17,395       18,038       20,233         12.2%
   Outgoing Traffic                               30,332       31,024      35,604       33,747       31,738         -6.0%
   Incoming Traffic                               47,244       45,969      48,396       47,064       47,981          1.9%
   Other                                           2,196        2,368       2,737        4,342        5,081         17.0%
   TOTAL                                          98,928       97,315     104,133      103,191      105,032          1.8%
---------------------------------------------------------------------------------------------------------------------------
 Churn - Annualized Rate                           31.1%        34.5%        32.8%        27.7%        30.4%         9.6%
 Cost of Acquisition (R$)                            174          207         151          231          151        -34.4%
 Retention Costs (% of serv. net revenues)          5.4%         6.3%         9.0%         6.8%         7.8%        15.0%
 CAPEX (R$ millions)                                 4.1         11.5        16.6         11.4          4.9        -57.1%
---------------------------------------------------------------------------------------------------------------------------
 Number of locations served                          127          128         139          157          158          0.6%
 Number of cell sites                                387          385         397          411          398         -3.2%
 Number of switches                                    8            9           9            9           11         22.2%
---------------------------------------------------------------------------------------------------------------------------
 Headcount                                         1,041          991         974          910          852         -6.4%
 Market Share                                        66%          65%         61%          56%          52%         -7.1%


                                                      First Quarter 2003 Results

                                                   INCOME STATEMENT (BR GAAP)

                                                                                                            (R$ 000)
                                     --------------------------------------------------------------------------------------
                                                             2002                               2003         Var. %
                                     --------------------------------------------------------------------------------------
                                     1st Quarter    2nd Quarter   3rd Quarter   4th Quarter   1st Quarter   (1Q03/4Q02)
                                     --------------------------------------------------------------------------------------

 Service Revenues - GROSS                130,774       128,334       135,947       133,962       134,616        0.5%
 Equipment Revenues - GROSS               15,702        12,737        15,139        21,905        14,664      -33.1%
---------------------------------------------------------------------------------------------------------------------------
 Total Revenues - GROSS                  146,476       141,071       151,086       155,867       149,280       -4.2%
 Taxes                                   (35,218)      (34,263)      (35,204)      (35,673)      (33,093)      -7.2%
 Service Revenues - NET                   98,928        97,316       104,133       103,210       105,032        1.8%
 Equipment Revenues - NET                 12,330         9,492        11,749        16,984        11,155      -34.3%
---------------------------------------------------------------------------------------------------------------------------
 Total Revenues - NET                    111,258       106,808       115,882       120,194       116,187       -3.3%
 Cost of Services                         29,806        28,740        30,536        31,026        32,343        4.2%
 Cost of Equipment                        13,391        12,462        14,536        22,814        14,110      -38.2%
 Selling & Marketing Expenses             19,952        18,777        22,100        23,973        18,444      -23.1%
 Bad Debt Expense                          5,804         3,260         2,143           439         2,562      483.6%
 General & Administrative Expenses        11,888        13,891        13,410           555        20,453     3585.2%
---------------------------------------------------------------------------------------------------------------------------
EBITDA                                    30,417        29,678        33,157        41,387        28,275      -31.7%
 %                                          30.7%        30.5%          31.8%         40.1%        26.9%      -32.9%
 Depreciation & Amortization              23,673        24,628        27,060        26,775        27,400        2.3%
 Interest Expense (1)                     15,453         7,798        14,247        10,358        18,335       77.0%
 Interest Income                          (5,435)      (40,858)      (87,760)       28,548        (5,663)    -119.8%
 Foreign Exchange Loss                       681        58,974       108,783       (33,619)     (15,724)      -53.2%
 Others                                    1,595         2,300          (186)       (3,975)          913     -123.0%
 Income Taxes                             (2,785)       (8,129)      (12,131)       10,678           655      -93.9%
 Minority Interests                          625         3,693         4,252         1,009           415      -58.9%
---------------------------------------------------------------------------------------------------------------------------
 Net Income                               (2,140)      (11,342)      (12,604)        1,613         1,944       20.5%
---------------------------------------------------------------------------------------------------------------------------
 Number of shares (thousand)         335,084,155   335,084,155   335,084,155   335,084,155   335,084,155        0.0%
 Earnings per thousand shares (R$)        (0.006)       (0.034)       (0.038)        0.005         0.006       20.5%
 Earnings per ADS (R$)                    (0.319)       (1.692)       (1.881)        0.241         0.290       20.5%
---------------------------------------------------------------------------------------------------------------------------
(1) Interest paid: 1Q02 - R$8,358 thousand; 2Q02 - R$9,694 thousand; 3Q02- R$7,917 thousand; 4Q02 - R$11,529 thousand; and, 1Q03-
R$11,356 thousand.


                                                      First Quarter 2003 Results
                                                                               8

                                            BALANCE SHEET (BR GAAP)  (in R$ 000)


---------------------------------------------------------------------------------------------------------------------------
                                      1Q03         4Q02                                           1Q03         4Q02
---------------------------------------------------------------------------------------------------------------------------
 Current Assets                                               Current Liabilities
 Cash & cash equivalents              44,235       59,928     Loans & Financing                   185,172        199,741
 Accounts Receivable                  61,617       65,720     Loan Interest                         3,682          3,532
 Taxes Receivable                     31,010       42,087     Suppliers                            31,976         47,890
 Other Assets                         40,665       35,169     Taxes Payable                         5,548          8,986
                                     -------      -------                                         -------        -------
                                     177,527      202,904     Dividends                             3,045          3,060
                                                              Other Current Liabilities            10,569         13,388
                                                                                                  239,992        276,597
 Long-term Assets                    116,880      119,278     Loans & Financing                   197,432        217,280
 Deferred Assets                           -            -     Other Long-term Liabilities          21,945         19,227
 Plant & Equipment                   452,866      476,467     Minority Interest                    58,365         57,950
                                                              Shareholders' Equity                229,539        227,595
---------------------------------------------------------------------------------------------------------------------------
                                     747,273      798,649                                         747,273        798,649
---------------------------------------------------------------------------------------------------------------------------

                                        DEBT POSITION (BR GAAP)      (in R$ 000)
--------------------------------------------------------------------------------
                                                  1Q03
                   -------------------------------------------------------------
                                                    Currency
Debt                 R$              US$          Basket Index            Total
--------------------------------------------------------------------------------
Short term         31,391          133,460          20,321              185,172
--------------------------------------------------------------------------------
Long Term          54,935          105,242          37,255              197,432
--------------------------------------------------------------------------------
Total              86,326          238,702          57,576              382,604
--------------------------------------------------------------------------------

                                                      First Quarter 2003 Results
                                                                               9

                              CASH FLOW (BR GAAP)
                                                                          R$ 000
--------------------------------------------------------------------------------
                                                                           10-03
================================================================================
 Operating Activities
 Net income (loss)                                                       1,944
 Adjustments to reconcile net income (loss) to net cash
 provided by operating cash activities
  Depreciation and amortization                                         27,400
  Monetary variation and foreign exchange loss (principal)             (14,443)
  Unrealized loss (income) on hedging operations                        10,099
  Deferred income taxes and social charges                                 187
  Minority interest                                                        415
  Other                                                                    (80)
 Changes in operating assets and liabilities                           (18,663)
                                                                       --------
 Net cash provided by operating activities                               6,859
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 Investing Activities
  Proceeds from sale of property, plant and equipment                    2,324
  Capital expenditures                                                  (4,887)
                                                                        -------
 Net cash used in investing activities                                  (2,563)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 Financing Activities
  Amortization of loans                                                (19,974)
  Payment of dividends and interest on capital                             (15)
                                                                       --------
 Net cash provided by financing activities                             (19,989)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 Net increase (decrease) in cash and cash equivalents                  (15,693)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 Cash and cash equivalents, beginning of the period                     59,928
--------------------------------------------------------------------------------
 Cash and cash equivalents, end of the period                           44,235
--------------------------------------------------------------------------------

                                                      First Quarter 2003 Results
                                                                              10


                           GLOSSARY OF KEY INDICATORS

I) Average Customers


a) Average customers - monthly

                Sum of customers at the beqinninq and the end of the month
                ----------------------------------------------------------
                                        2

b)    Average customers - quarterly and year to date

                Sum of the average customers for each month of the period
                ---------------------------------------------------------
                             Number of months in the period

II) Churn Rate (Annualized)

a) Churn % quarterly

                Sum of deactivations / Sum of average monthly opening
                        customers for the 3 months
                ----------------------------------------------------- x 12
                                        3
b) Churn % - year to date

                YTD deactivations / Sum of avq monthly opening customers since beginning of the year
                ----------------------------------------------------- x 12
                                Number of months in the period

III) MOU - Minutes of Use (Monthly)

                Number of total billable minutes for the period / Average
                                customers for the period
                ---------------------------------------------------------
                                Number of months in the periods

IV) ARPU - Average Revenue per User

                Net service revenues for the period (excluding
                                roaming-in revenues)
                -----------------------------------------------
                           Average customers for the period

V) Customer Acquisition Cost

 (Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
          Commissions, Handsets subsidies, Advertising and promotions,
        FISTEL tax (activation tax), less Activation fee for the period)
  -----------------------------------------------------------------------------
                    Number of gross activations in the period

VI) Free Cash Flow

       Free Cash Flow = (EBITDA - CAPEX - Taxes - Net Financial Expenses*
                -       Minority Interests - Working Capital Variation)

*Considers interest paid.

VII) Working Capital Variation

  Working Capital Variation = ( A Current Assets - A Cash & Cash Equivalents) - (A Current Liabilities - A Short Term Loans and Financing - A Loan Interest -
                                  A Dividends)

VIII) Interest Coverage Ratio

                Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

                                                      First Quarter 2003 Results
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